July 25, 2025

Edward Gillespie
Chief Executive Officer
Houston American Energy Corp.
801 Travis St., Suite 1425
Houston, TX 77002

       Re: Houston American Energy Corp.
           Draft Registration Statement on Form S-1
           Submitted July 11, 2025
           CIK No. 0001156041
Dear Edward Gillespie:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted July 11, 2025
Security Ownership of Certain Beneficial Owners and Management, page 55

1. Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by Bower Family Holdings, LLC and Abundia Financial, LLC. Refer to Item 403 of Regulation S-K and Exchange Act
       Rule 13d-3.
Exhibits

2. We note your exhibit index indicates that you plan to file form agreements as Exhibits
       4.7 and 10.16 through 10.19. Please file executed versions of these agreements and ensure that they include any schedules, as applicable, that identify the counterparties.
 July 25, 2025
Page 2

      Please contact Anuja Majmudar at 202-551-3844 or Irene Barberena-Meissner at 202-
551-6548 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Energy &
Transportation
cc:   Joseph E. Segilia